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Entity Opinion:

Reorganization LVIP American Century Large Company Value Fund

June 5, 2026

Board of Trustees

LVIP American Century Large Company Value Fund

Lincoln Variable Insurance Products Trust

1301 South Harrison Street

Fort Wayne, Indiana 46802

Board of Trustees

LVIP American Century Value Fund

Lincoln Variable Insurance Products Trust

1301 South Harrison Street

Fort Wayne, Indiana 46802

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to LVIP American Century Large Company Value Fund (the “Acquired Fund”), a separate series of Lincoln Variable Insurance Products Trust, a Delaware statutory trust (the “Trust”), to the record holders of shares of (the “Acquired Fund Shares”) of Acquired Fund (the “Acquired Fund Shareholders”), and to LVIP American Century Value Fund (the “Acquiring Fund”), also a separate series of the Trust, in connection with the proposed transfer of substantially all of the properties of Acquired Fund to Acquiring Fund in exchange solely for shares of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of all liabilities of Acquired Fund by Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of June 5, 2026, and as executed by the Trust on behalf of Acquired Fund and Acquiring Fund.

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For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the Proxy Statement/Prospectus dated April 13, 2026, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The acquisition by Acquiring Fund of substantially all of the assets of Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of all liabilities of Acquired Fund, followed by the distribution by the Acquired Fund to its shareholders of the shares of the Acquiring Fund Shares and the termination of Acquired Fund will constitute a “reorganization” within the meaning of section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2.

Acquired Fund will not recognize gain or loss upon the transfer of all of its assets to Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund, except for: (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

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3.	Shareholders of the Acquired Fund will not recognize gain or loss on the receipt of shares of the Acquiring Fund solely in exchange for shares of the Acquired Fund pursuant to the Reorganization.

4.	Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Acquired Fund in the Reorganization.

5.

The aggregate tax basis of the shares of the Acquiring Fund received by the Acquired Fund shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of the Acquired Fund exchanged therefor.

6.

The holding period of the shares of the Acquiring Fund received by each Acquired Fund shareholder pursuant to the Reorganization will include the holding period of the shares of the Acquired Fund exchanged therefor, provided that the Acquired Fund shareholder held the shares of the Acquired Fund as capital assets at the time of the Reorganization.

7.

Acquiring Fund will not recognize gain or loss upon the receipt of all of the assets of the Acquired Fund solely in exchange for shares of Acquiring Fund and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund.

8.

The tax basis of each asset of Acquired Fund transferred to Acquiring Fund in the Reorganization will be the same in the hands of Acquiring Fund as the tax basis of such asset in the hands of Acquired Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by Acquiring Fund on the transfer.

9.

The holding period of each asset of the Acquired Fund transferred to the Acquiring Fund in the Reorganization in the hands of the Acquiring Fund, other than assets to with respect to which gain or loss is required to be recognized, will include the Acquired Fund’s holding for such asset (expect where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset).

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We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement.

Very truly yours,

/s/ Dechert LLP